File No. 812-

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE

INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR AN EXEMPTION FROM

SECTIONS 12(d)(1)(A) AND (B) OF THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF

THE ACT GRANTING AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE

ACT AND UNDER SECTION 6(c) OF THE ACT FOR AN EXEMPTION FROM RULE

12d1-2(a) UNDER THE ACT

In the Matter of

AQR CAPITAL MANAGEMENT, LLC

Two Greenwich Plaza, 3rd Floor

Greenwich, CT 06830

CNH PARTNERS, LLC

Two Greenwich Plaza, 2nd Floor

Greenwich, CT 06830

AQR FUNDS

Two Greenwich Plaza, 3rd Floor

Greenwich, CT 06830

ALPS DISTRIBUTORS, INC.

1290 Broadway

Suite 1100

Denver, CO 80203

Please send all communications to:

Brendan R. Kalb, Esq. Co-General Counsel & Vice President AQR Capital Management, LLC Two Greenwich Plaza, 3rd Floor Greenwich, CT 06830	Rose F. DiMartino Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019	Tané T. Tyler, Esq. General Counsel ALPS Distributors, Inc. 1290 Broadway, Suite 1100 Denver, CO 80203

Page 1 of 26 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on October 14, 2010.

I.	SUMMARY OF REQUESTED RELIEF

AQR Funds (the “Trust”), AQR Capital Management, LLC (the “Adviser”),1 CNH Partners, LLC (the “Sub-Adviser”)2 and ALPS Distributors, Inc. (the “Distributor”) (collectively, the Trust, the Adviser, and the Distributor are referred to as the “Applicants”) submit this application (“Application”) with the Securities and Exchange Commission (the “Commission”) requesting an order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”), exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act, and under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act.

Applicants request an exemption to permit registered management investment companies that operate as a “fund of funds” and that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Trust (“Unrelated Funds of Funds”) or investment companies that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act and that are not registered under the Act (“Private Funds of Funds” and together with the “Unrelated Funds of Funds,” the “Funds of Funds”) to acquire shares of separate series of the Trust that do not operate as “fund of funds” (“Underlying Funds”)3 in excess of the limits in Section 12(d)(1)(A) of the Act and to permit Underlying Funds, any principal underwriter for an Underlying Fund, and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (“Broker”), to sell shares of an Underlying Fund to a Fund of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit an Underlying Fund to sell its shares and to redeem its shares from, and engage in certain in-kind transactions with, Funds of Funds that own 5% or more of the shares of an Underlying Fund.

Applicants request that the foregoing relief apply to: (1) each registered open-end management investment company or series thereof that currently or subsequently is part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Trust and that is advised or sponsored by the Adviser or any entity controlling, controlled by or under common control with the Adviser (such registered open-end management

[1]

All references to the term “Adviser” herein include successors-in-interest to the Adviser. Successors-in-interest are limited to any entity resulting from a name change, a reorganization of the Adviser into another jurisdiction or a change in the type of business organization.

[2]

All references to the term “Sub-Adviser” herein include successors-in-interest to the Sub-Adviser. Successors-in-interest are limited to any entity resulting from a name change, a reorganization of the Adviser into another jurisdiction or a change in the type of business organization.

[3]

As of the date of the Application, the Underlying Funds include the following series of the Trust: AQR Global Equity Fund, AQR International Equity Fund, AQR International Small Cap Fund, AQR Emerging Markets Fund, AQR Equity Plus Fund, AQR Small Cap Core Fund, AQR Small Cap Growth Fund, AQR Diversified Arbitrage Fund, AQR Momentum Fund, AQR Small Cap Momentum Fund, AQR International Momentum Fund, AQR Managed Futures Strategy Fund and AQR Risk Parity Fund.

investment companies or their series are included in the term “Underlying Funds”); (2) each Fund of Funds that enters into a Participation Agreement, as defined below, with an Underlying Fund to purchase shares of the Underlying Fund; (3) each Fund of Funds advised or sub-advised by the Adviser but that is not part of the same “group of investment companies” as the Trust within the meaning of Section 12(d)(1)(G)(ii) of the Act or is not registered as an investment company under the 1940 Act and that enters into a Participation Agreement with an Underlying Fund; and (4) any principal underwriter to an Underlying Fund or Broker selling shares of an Underlying Fund.

A Fund of Funds may rely on the requested order only to invest in an Underlying Fund and not in any other registered investment company.

Applicants are also requesting an exemption to the extent necessary to permit any existing or future funds that operate as “funds of funds” and that are part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Trust (“Related Funds of Funds”) and which invest in other Underlying Funds in reliance on Section 12(d)(1)(G) of the Act, and which are also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (collectively, “Other Investments”). Applicants request that the foregoing relief apply to each registered open-end management investment company or series thereof that operates as a “fund of funds” and that currently or subsequently is part of the same “group of investment companies,” within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Trust, and is advised or sponsored by the Adviser or any entity controlling, controlled by or under common control with the Adviser (such registered open-end management investment companies or their series are included in the term “Related Fund of Funds”).

Consistent with its fiduciary obligations under the Act, the Related Fund of Fund’s board of trustees will review any advisory fees charged by the Related Fund of Fund’s investment adviser, to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Related Fund of Funds may invest.

All entities that currently intend to rely on the exemptions described above are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.

II.	ORGANIZATION, STRUCTURE, OWNERSHIP AND OPERATION OF THE APPLICANTS

A.	The Trust and the Underlying Funds

The Trust is an open-end management investment company registered under the Act and organized as a Delaware statutory trust. The Trust is comprised of separate series, the Underlying Funds, which pursue distinct investment objectives and strategies.

B.	The Adviser and the Sub-Adviser

The Adviser is a Delaware limited liability company and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Pursuant to an investment advisory agreement or investment management agreement, the Adviser serves as investment adviser to each Fund with overall responsibility for the general management and administration of the Funds, subject to the supervision of the Trust’s board of trustees. The Sub-Adviser, an affiliate of the Adviser, is a Delaware limited liability company and is registered as an investment adviser under the Advisers Act. Pursuant to an investment sub-advisory agreement, the Sub-Adviser serves as investment sub-adviser for the AQR Diversified Arbitrage Fund.4

C.	The Distributor

The Distributor is a Colorado corporation and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is registered as a member of the Financial Industry Regulatory Authority (“FINRA”). The Distributor serves as principal underwriter and distributor for the shares of the Underlying Funds. The Distributor is not affiliated with the Adviser.

D.	The Unrelated Funds of Funds

As defined earlier, the Unrelated Funds of Funds will be registered management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Trust. Each Unrelated Fund of Funds will be advised by an investment adviser, within the meaning of Section 2(a)(20)(A) of the Act, that is registered as an investment adviser under the Advisers Act (an “Unrelated Fund of Funds Adviser”). An Unrelated Fund of Funds or its Unrelated Fund of Funds Adviser may contract with an investment adviser, including the Adviser or its affiliates, that meets the definition of Section 2(a)(20)(B) of the Act (an “Unrelated Fund of Funds Subadviser”).

E.	Proposed Relief: Relief for Investments in Underlying Funds by Funds of Funds

Applicants propose allowing Funds of Funds, including Funds of Funds sub-advised by the Adviser or its affiliates, to purchase shares in Underlying Funds, and permit the Underlying Funds and the Distributor or any Broker to sell shares to Funds of Funds beyond the limits in Sections 12(d)(1)(A) and (B) of the Act. Applicants also propose that Funds of Funds including Funds of Funds sub-advised by the Adviser or its affiliates, be permitted to effect transactions in Underlying Fund shares that would otherwise be prohibited by Section 17(a) of

[4]

Although the Adviser does not currently expect to enter into investment sub-advisory agreements with respect to the management of any other Underlying Funds, it may do so in the future. If the Adviser were to enter into an investment sub-advisory agreement with the Sub-Adviser or other sub-advisers with respect to the management of any Underlying Fund, such other sub-adviser will be registered as an investment adviser under the Advisers Act.

the Act solely because a Fund of Funds owns 5% or more of the shares of an Underlying Fund. Applicants state that the Funds of Funds will be interested in using the Underlying Funds as part of the overall investment strategy of the Funds of Funds. Applicants will take steps reasonably designed to ensure that Funds of Funds comply with the terms and conditions of the requested exemption from Section 12(d)(1)(A) of the Act by requiring that an Fund of Funds enter into a participation agreement between the Trust, on behalf of the relevant Underlying Fund, and the Fund of Funds (“Participation Agreement”) before allowing the Fund of Funds to invest in an Underlying Fund in excess of the limits in Section 12(d)(1)(A). Any Fund of Funds, including any Fund of Funds sub-advised by the Adviser or its affiliates, that invests in an Underlying Fund, would be required, under the Participation Agreement, to adhere to the terms and conditions of the requested order. The Participation Agreement will include an acknowledgement from the Fund of Funds that it may rely on the requested order only to invest in the Underlying Funds and not in any other registered investment company.

F.	Proposed Relief: Relief for Other Investments by Related Funds of Funds

Each Related Fund of Funds may invest in certain Underlying Funds as set forth in its prospectus. Applicants propose that, subject to the terms and conditions set forth in this Application, the Related Funds of Funds be permitted to invest in Other Investments. The opportunity to invest in Other Investments will allow the Related Funds of Funds greater flexibility to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Rule 12d1-2(a)(2) (e.g., stocks, bonds and other securities that are not issued by an investment company) (“Permitted Securities Investments”). There may be times when using a derivative or other permissible financial instrument may allow a Related Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund or other Permitted Securities Investments. Each Related Fund of Funds would use Other Investments for a purpose that is consistent with its investment objectives, policies, strategies and limitations. The Adviser believes that its ability to use the fund of funds structure in combination with direct investments in securities and Other Investments will allow it to create better investment products that are suitable for a wide variety of mutual fund investors.

III.	LEGAL ANALYSIS

A.	Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits, in relevant part, a registered investment company (“acquiring company”) from acquiring shares of an investment company (“acquired company”) if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, and any broker or dealer from knowingly selling shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. However, the Funds of Funds, including Funds of Funds sub-advised by the Adviser or its affiliates, will not be considered part of the same “group of investment companies,” and therefore, would not be able to rely on Section 12(d)(1)(G) to acquire shares of the Underlying Funds in excess of the limitations of Sections 12(d)(1)(A) and (B).

In 1996, Congress also added Section 12(d)(1)(J) of the Act, which provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”5

B.	Sections 17(a) and 17(b) and 6(c)

Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3) of the Act defines the term “affiliated person” of another person, in relevant part, as:

(A)	any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; [and] (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person.

Section 17(b) of the Act provides that the Commission may, upon application, issue an order exempting any proposed transaction from the provisions of Section 17(a) if evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policies of each registered

[5]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44.

investment company concerned, as recited in its registration statement and reports filed under the Act; and (3) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because multiple transactions could occur between an Underlying Fund and a Fund of Funds, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c) with respect to any transaction or series of transactions after a Fund of Funds owns 5% or more of the outstanding voting shares of an Underlying Fund.

C.	Investments in Underlying Funds by Funds of Funds

1.	Section 12(d)(1)(J)

Applicants agree to conditions, described at length herein, that adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A) and (B). As such, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed arrangements are consistent with Congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive manner.”6

Congress intended that the restrictions in Section 12(d)(1)(A) and (B) of the Act address certain abuses perceived to be associated with the pyramiding of investment companies, including excessive layering of fees and expenses, undue influence by an acquiring company over acquired companies, threat of large-scale redemptions and unnecessary complexity.7

a.	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (i) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;8 (ii) fund holding companies subject their investors to two layers of advisory fees;9 and (iii) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company

[6]	Id.

[7]	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 892 Cong., 2d Sess., 311-324 (1966) (“PPI Report”).

[8]	Id. at 319-20.

[9]	Id. at 318.

may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present in the case of the proposed fund of funds arrangement.

With respect to advisory fees, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Fund of Funds, including a majority of the directors or trustees who are not “interested persons” (within the meaning of Section 2(a)(19) of the Act) (“Independent Trustees”), will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory or management agreement of any Underlying Fund in which the Fund of Funds may invest.

With respect to sales charges and service fees, as indicated in Condition 11, with respect to registered separate accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level.10 Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the Financial Industry Regulatory Authority (“FINRA Conduct Rules”), if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in Rule 2830 of the FINRA Conduct Rules. Further, the Underlying Funds currently do not impose sales loads on the purchase of shares so that shareholders of Funds of Funds will not pay a second layer of sales changes in connection with the investment of Underlying Funds.

Applicants represent that each Fund of Funds that enters into a Participation Agreement will represent therein that no insurance company sponsoring a registered separate account funding variable insurance contracts will be permitted to invest in the Fund of Funds unless the insurance company has certified to the Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund of Funds, including fees and charges at the separate account, Fund of Funds, and Underlying Fund levels, will be reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

b.	Diversification Benefits

The PPI Report found that the diversification benefits for fund holding companies “were largely illusory.”11 Fund of Funds shareholders stand to benefit from investment strategies that utilize the Underlying Funds because the Underlying Funds may offer instant diversification by providing investors with immediate and liquid exposure to a variety of different investment strategies, styles and techniques.

[10]	As discussed below, currently, Underlying Funds do not impose sales charges.

[11]	PPI Report at 320.

In finding that the diversification benefits for fund holding companies were “largely illusory,” the PPI Report noted that “a mutual fund itself offers diversification in spreading its investments over a number of companies in different industries” and that “diversification upon diversification does not result in greater safety in proportion to the number of layers imposed on the original investment.”12 Applicants submit that shareholders of the Funds of Funds, including Funds of Funds sub-advised by the Adviser or its affiliates, will benefit from investment strategies that the Underlying Funds employ. Applicants believe that the Underlying Funds can be used to expand investment opportunities by Funds of Funds, including Funds of Funds sub-advised by the Adviser or its affiliates, and will provide investment services to Funds of Funds, including Funds of Funds sub-advised by the Adviser or its affiliates, that will likely differ from, and do not merely duplicate the advisory services provided by Funds of Funds.

c.	Undue Influence

The PPI Report also expressed concern over the potential for undue influence by a fund holding company with respect to its underlying funds.

Condition 1 contains measures designed to limit the control that a Fund of Funds may have over an Underlying Fund. Condition 1 prohibits the Fund of Funds Adviser, any person controlling, controlled by, or under common control with the Fund of Funds Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser or any person controlling, controlled by, or under common control with the Fund of Funds Adviser (the “Fund of Funds Advisory Group”) from controlling (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the Act. The same prohibition would apply to the Fund of Funds Subadviser, any person controlling, controlled by, or under common control with the Fund of Funds Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Subadviser or any person controlling, controlled by, or under common control with the Fund of Funds Subadviser (the “Fund of Funds Subadvisory Group”).

Conditions 2 through 7 were specifically designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds to exercise undue influence over an Underlying Fund and certain of its affiliates. Condition 2 prohibits a Fund of Funds or a Fund of Funds Affiliate from causing any investment by the Fund of Funds in an Underlying Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Underlying Fund or an Underlying Fund Affiliate. For purposes of this Application, a “Fund of Funds Affiliate” is defined as the Fund of Funds Adviser, Fund of Funds Subadviser, a promoter, or a principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities. A “Fund Affiliate” is defined as an investment adviser, sponsor, promoter or principal underwriter of an

[12]	Id.

Underlying Fund, and any person controlling, controlled by, or under common control with any of those entities.

For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, investment adviser, subadviser, or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, investment adviser, subadviser or employee is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to an Underlying Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

d.	Threat of Large-Scale Redemptions

The PPI Report expresses concern about the impact that the threat of large-scale redemptions may have on the orderly management of an underlying fund. The Underlying Funds understand the implications of investments by a Fund of Funds, including any potential for large-scale redemptions. The prospectus of each Underling Fund discloses that the Underlying Fund may choose to reject a purchase order at the sole discretion of the Underlying Fund. Furthermore, Applicants’ submit that their proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.

e.	Complex Structures

Finally, the PPI Report expressed concern that the popularity of funds of funds could lead to the creation of more complex investment vehicles that would not serve any meaningful purpose.13 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends on whether the investment vehicle offers an investor “any special benefits not otherwise available.”14 Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. As discussed above, investing in shares of an Underlying Fund could serve meaningful investment purposes for Funds of Funds. Applicants propose condition 12 to ensure that the proposed arrangement will not create an overly complex fund structure.

2.	Sections 17(a), 17(b) and 6(c)

The Applicants also request that the Commission issue an order pursuant to Sections 6(c) and 17(b) of the Act exempting them from the provisions of Section 17(a) of the

[13]	PPI Report at 321.

[14]	Id.

Act to the extent necessary to permit the proposed investments by Funds of Funds in shares of the Underlying Funds.15

Applicants request this order because a Fund of Funds relying on the requested order could potentially own more than 5% of the outstanding voting securities of an Underlying Fund; thus the Underlying Fund could be deemed to be an affiliated person of the Fund of Funds, and vice-versa. If the Underlying Fund were deemed to be an affiliated person of the Fund of Funds for this or other reasons, the sale of shares by an Underlying Fund to a Fund of Funds or redemption of shares by an Underlying Fund from a Fund of Funds may be deemed to contravene Section 17(a) due to the affiliated status of these participants to such a transaction.

Because multiple transactions could occur between an Underlying Fund and a Fund of Funds, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are seeking relief pursuant to Section 6(c) with respect to any transaction or series of transactions after a Fund of Funds owns 5% or more of the outstanding voting securities of an Underlying Fund.

Applicants submit that the terms of a sale of shares by an Underlying Fund to a Fund of Funds through transactions directly with the Underlying Fund, including the consideration to be paid or received, are reasonable and fair, do not involve overreaching, and are consistent with the general purposes of the Act. Section 17(a) is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to the company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Underlying Funds’ shares will be issued and redeemed at their net asset values as required by Rule 22c-1 under the Act. Any Fund of Funds that purchases or redeems shares of an Underlying Fund through transactions directly with the Underlying Fund will do so at net asset value per share, subject to any applicable redemption fee, which is the same consideration paid and received for these shares by any other investor purchasing or redeeming such shares in principal transactions. Further, no Fund of Funds is compelled to invest in an Underlying Fund; each Underlying Fund reserves the right to reject any purchase order or discontinue selling its shares. Accordingly, there will be no opportunity or incentive on the part of any party involved in the transactions to overreach or allow overreaching.

Applicants state that any proposed transactions directly between an Underlying Fund and a Fund of Funds will be consistent with the policies of each Underlying Fund and each Fund of Funds and the general purposes of the Act. As noted above, Underlying Fund shares will be issued and redeemed by a Fund of Funds on the same basis, and in accordance with the same policies, as shares held by any other investor. Further, any investment by a Fund of Funds

[15]

Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Unrelated Fund of Funds, or an affiliated person of such person, for the purchase by the Unrelated Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to an Unrelated Fund of Funds may be prohibited by Section 17(e) of the Act. The Participation Agreement will also include this acknowledgement.

in shares of the Underlying Funds and the issuance of shares by the Underlying Fund to the Fund of Funds will be effected in accordance with the investment restrictions of the Underlying Fund and the Fund of Funds, and will be consistent with the investment objectives and policies of each Fund of Funds. The Participation Agreement will require any Fund of Funds that purchases shares from an Underlying Fund to represent that the purchase of shares from the Underlying Fund by the Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement.

Finally, in light of the above, Applicants submit that the requested order under Section 6(c) of the Act for an exemption from Section 17(a) is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.	Other Investments by Related Funds of Funds

Applicants believe that permitting Related Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, as described earlier in this Application. Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself. The approval of Rule 12d1-1 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting Other Investments by Related Funds of Funds in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Related Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Related Funds of Funds to invest in Other Investments. Applicants state that the proposed arrangement would comply with the provisions of rule 12d1-2 under the Act, but for the fact that the Related Funds of Funds may invest a portion of their assets in Other Investments. Applicants submit that the requested exemption offers significant benefits, as detailed above, and is “consistent with the public interest and the protection of investors,” and therefore meets the standards for relief set out in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

IV.	PRECEDENT

A.	Relief for Investments in Underlying Funds by Funds of Funds

The Commission has previously granted exemptive orders to other applicants who sought relief for similar funds of funds structures and investments, and whose requests for relief included conditions substantially similar to those included in this Application.16

B.	Relief for Other Investments by Related Funds of Funds

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) to invest in some combination of futures contracts, other derivatives and other financial instruments that are not specifically identified in Rule 12d1-2(a).17

V.	APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions: Investments in Underlying Funds by Funds of Funds

1.        The members of a Fund of Funds Advisory Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the Act. The members of a Fund of Funds Subadvisory Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Underlying Fund, the Fund of Funds Advisory Group or the Fund of Funds Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of an Underlying Fund, it (except for any member of the Fund of Funds Advisory Group or Fund of Funds Subadvisory Group that is a separate account funding variable insurance contracts) will vote its shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund’s

[16]

See, e.g., Massachusetts Financial Services Company, et al., Investment Company Act Release Nos. 28649 (Mar. 17, 2009) (notice) and 28964 (Apr. 14, 2009) (order); HealthShares et al., Investment Company Act Release Nos. 27844 (May 29, 2007) (notice) and 27871 (Jun. 21, 2007) (order); ProFunds, et al., Investment Company Act Release Nos. 27599 (Dec. 21, 2006) (notice) and 27658 (Jan. 9, 2007) (order); Frank Russell Investment Company et al., Investment Company Act Release Nos. 27288 (Apr. 17, 2006) (notice) and 27319 (May 15, 2006) (order); iShares Trust, et al., Investment Company Act Release Nos. 25969 (March 21, 2003) (notice) and 26006 (April 15, 2003) (order); Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (Mar. 13, 2001) (notice) and 24930 (Apr. 6, 2001) (order); PADCO Advisers, Inc., et al., Investment Company Act Release Nos. 24678 (Oct. 5, 2000) (notice) and 24722 (Oct. 31, 2000) (order); and Seasons Series Trust, et al., Investment Company Act Release Nos. 24646 (Sept. 19, 2000) (notice) and 24693 (Oct. 17, 2000) (order).

[17]

See, e.g., Massachusetts Financial Services Company, et al., Investment Company Act Release Nos. 28649 (Mar. 17, 2009) (notice) and 28964 (Apr. 14, 2009) (order); Schroder Series Trust, et al., Investment Company Act Release Nos. 28133 (Jan. 24, 2008) (notice) and 28167 (Feb. 25, 2008) (order); and Vanguard STAR Funds, et al., Investment Company Act Release Nos. 28009 (Sept. 28, 2007) (notice) and 28024 (Oct. 24, 2007) (order).

shares. This condition does not apply to the Fund of Funds Subadvisory Group with respect to an Underlying Fund for which the Fund of Funds Subadviser or a person controlling, controlled by, or under common control with the Fund of Funds Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act. This condition does not apply to the Private Fund of Funds Advisory Group with respect to an Underlying Fund for which the Private Fund of Funds Adviser or a person controlling, controlled by, or under common control with the Private Fund of Funds Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act. A registered separate account funding variable insurance contracts will seek voting instructions from its contract holders and will vote its shares in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An unregistered separate account funding variable insurance contracts will either (i) vote its shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund’s shares; or (ii) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2.        No Fund of Funds or Unrelated Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Underlying Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Underlying Fund or an Underlying Fund Affiliate.

3.        The board of directors or trustees of an Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that the Fund of Funds Adviser and any Fund of Funds Subadviser(s) are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or a Fund of Funds Affiliate from an Underlying Fund or an Underlying Fund Affiliate in connection with any services or transactions.

4.        Once an investment by a Fund of Funds in the securities of an Underlying Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of Trustees of the Trust, on behalf of the Underlying Fund (the “Board”), including a majority of the Independent Trustees, will determine that any consideration paid by the Underlying Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Underlying Fund; (b) is within the range of consideration that the Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Underlying Fund and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5.        No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Fund) will cause an Underlying Fund to purchase a security in any Affiliated Underwriting.

6.        The Board of the Trust, on behalf of the Underlying Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Underlying Fund in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Trust, on behalf of the Underlying Fund, will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in shares of the Underlying Fund. The Board of the Trust, on behalf of the Underlying Fund, shall consider, among other things, (i) whether the purchases were consistent with the investment objectives and policies of the Underlying Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Trust, on behalf of the Underlying Fund, shall take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.        Each Underlying Fund shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of an Underlying Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

8.        Before investing in shares of an Underlying Fund in excess of the limits in Section 12(d)(1)(A), each Fund of Funds and Underlying Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Underlying Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Underlying Fund of the investment. At such time, the Fund of Funds will also transmit to the Underlying Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Underlying Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Underlying Fund and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.        Prior to approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Fund of Funds, including a majority of the Independent

Trustees, will find that the advisory fees charged under such advisory contracts are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Fund of Funds.

10.        A Fund of Funds Adviser will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund under Rule 12b-1 under the Act) received from an Underlying Fund by the Fund of Funds Adviser, or an affiliated person of the Fund of Funds Adviser, other than any advisory fees paid to the Fund of Funds Adviser or its affiliated person by the Underlying Fund, in connection with the investment by the Fund of Funds in the Underlying Fund. Any Fund of Funds Subadviser will waive fees otherwise payable to the Fund of Funds Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received from any Underlying Fund by the Fund of Funds Subadviser, or an affiliated person of the Fund of Funds Subadviser, other than any advisory fees paid to the Fund of Funds Subadviser or its affiliated person by the Underlying Fund, in connection with the investment by the Fund of Funds in the Underlying Fund made at the direction of the Fund of Funds Subadviser. In the event that the Fund of Funds Subadviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.        With respect to registered separate accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in Rule 2830 of the FINRA Conduct Rules, if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in Rule 2830 of the FINRA Conduct Rules.

12.        No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with section 12(d)(l)(E) of the Act; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

Other Investments by Related Funds of Funds

13.        The Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2), to the extent that it restricts any Related Fund of Funds from investing in Other Investments as described in the Application.

VI.	REQUEST FOR ORDER

Applicants request an order pursuant to Sections 12(d)(1)(J) and 17(b) and 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J) and 17(b) and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application and further state that all written or oral communications or questions concerning this Application should be directed to:

Brendan R. Kalb, Esq.

Co-General Counsel & Vice President

AQR Capital Management, LLC

Two Greenwich Plaza, 3rd Floor

Greenwich, CT 06830

with copies to:

Rose F. DiMartino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

and

Tané T. Tyler, Esq.

General Counsel

ALPS Distributors, Inc.

1290 Broadway, Suite 1100

Denver, CO 80203

The Applicants request that

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the 1940 Act without conducting a hearing. The Applicants have attached as exhibits to the Application the required verifications.

VIII.	AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

A.	AQR CAPITAL MANAGEMENT, LLC

Brendan R. Kalb is authorized to sign and file this document on behalf of AQR CAPITAL MANAGEMENT, LLC, as Adviser to the AQR Funds pursuant to the general authorize vested in him as Co-General Counsel and Vice President.

AQR CAPITAL MANAGEMENT, LLC

By: /s/ Brendan R. Kalb
Name:	Brendan R. Kalb
Title:	Co-General Counsel & Vice President
Dated:	October 13, 2010

B.	CNH PARTNERS, LLC

Bradley D. Asness is authorized to sign and file this document on behalf of CNH PARTNERS, LLC, as Sub-Adviser to certain AQR Funds pursuant to the general authorize vested in him as Principal & General Counsel.

CNH PARTNERS, LLC

By: /s/ Bradley D. Asness
Name:	Bradley D. Asness
Title: Principal & General Counsel
Dated:	October 13, 2010

C.	AQR FUNDS

Nicole DonVito, Vice President of the AQR FUNDS, is authorized to sign and file this document on behalf of the AQR FUNDS pursuant to the following resolutions adopted by the Board of Trustees of AQR FUNDS on June 10, 2010:

RESOLVED, that the proper officers of the AQR Funds (the “Trust”) be, and they hereby are, authorized to prepare and execute on behalf of the Trust, and to file with the Securities and Exchange Commission (the “Commission”) an application, and any amendments thereto, requesting an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the “1940 Act”) granting exemption from sections 12(d)(1)(A) and (B) of the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act granting an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act to permit certain investing funds to invest, and to permit the Funds and any additional funds advised by AQR Capital Management, LLC (the “Adviser”) to sell shares, in excess of the limits contained in Sections 12(d)(1)(A) and (B) of the 1940 Act, and to permit the Funds to sell shares to, and redeem its shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain investing funds of which the Funds are affiliated persons or affiliated persons of affiliated persons, and under Section 6(c) of the 1940 Act granting an exemption from Rule 12d1-2(a) to permit the Funds that invest in Funds or any additional funds advised by the Adviser in reliance on Section 12(d)(1)(G) of the 1940 Act and in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act, to also invest, to the extent consistent with their investment program, in futures contracts, options on futures contracts, swap agreements, other derivatives and all other kinds of financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act; and it is

FURTHER RESOLVED, that the persons above authorized are also authorized to prepare and to file any and all amendments to said applications as may be necessary or appropriate; that said applications shall be executed by or on behalf of the Trust by one or more of its officers, and that the persons above authorized are authorized to take any and all such further actions including filing related applications or regulations and to pay such fees and costs as may be necessary or appropriate to effectuate the foregoing.

AQR FUNDS

By: /s/ Nicole DonVito
Name:	Nicole DonVito
Title:	Vice President
Dated:	October 13, 2010

D.	ALPS DISTRIBUTORS, INC.

Thomas A. Carter is authorized to sign and file this document on behalf of ALPS DISTRIBUTORS, INC., as Distributor to the AQR Funds pursuant to the general authorize vested in him as President of the Distributor.

ALPS DISTRIBUTORS, INC.,

By: /s/ Thomas A. Carter
Name:	Thomas A. Carter
Title:	President
Dated:	October 13, 2010

EXHIBIT INDEX

A.	Verifications required pursuant to Rule 0-2(d).

EXHIBIT A

Application pursuant to Sections 6(c), 12(d)(1)(J) and

17(b) of the Investment Company Act

of 1940 for an Order of the Commission

STATE OF CONNECTICUT	)
	)	ss
COUNTY OF FAIRFIELD	)

The undersigned being duly sworn deposes and says that she has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 dated October 13, 2010 for and on behalf of the AQR Funds (the “Trust”), a Delaware business trust; that she is a Vice President of the Trust, and that all action by shareholders, trustees, directors, and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Nicole DonVito
Nicole DonVito

Application pursuant to Sections 6(c), 12(d)(1)(J) and

17(b) of the Investment Company Act

of 1940 for an Order of the Commission

STATE OF CONNECTICUT	)
	)	ss
COUNTY OF FAIRFIELD	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 dated October 13, 2010 for and on behalf of AQR Capital Management, LLC (the “Adviser”), a Delaware limited liability corporation, and AQR Funds (the “Trust”), a Delaware business trust; that he is a Vice President and Co-General Counsel of the Adviser, and that all action by shareholders, trustees, directors, and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brendan R. Kalb
Brendan R. Kalb

Application pursuant to Sections 6(c), 12(d)(1)(J) and

17(b) of the Investment Company Act

of 1940 for an Order of the Commission

STATE OF CONNECTICUT	)
	)	ss
COUNTY OF FAIRFIELD	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 dated October 13, 2010 for and on behalf of CNH Partners, LLC (the “Sub-Adviser”), a Delaware limited liability corporation; that he is Principal and General Counsel of the Sub-Adviser, and that all action by shareholders, trustees, directors, and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Bradley D. Asness
Bradley D. Asness

Application pursuant to Sections 6(c), 12(d)(1)(J) and

17(b) of the Investment Company Act

of 1940 for an Order of the Commission

STATE OF COLORADO	)
	)	ss
COUNTY OF DENVER	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 dated October 13, 2010 for and on behalf of ALPS Distributors, Inc. (the “Distributor”), a Colorado corporation; that he is the President of the Distributor, and that all action by shareholders, trustees, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thomas A. Carter
Thomas A. Carter